LG Electronics Inc.

LG Twin Towers
20, Yeouido-dong, Yeongdeungpo-gu, Seoul, 150-721, Korea
Tel : 82-2-3777-1114

03 OCT -1 AM 7:21

03032430

Mr. Paul M. Dudek
Office of International Corporate Finance
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

September 22, 2003

* Filing No. : 82-3857

SUPPL

Dear Filing Desk Officer,

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting the enclosed public announcements to the U.S. Securities and Exchange Commission.

- August 2003 Results Report — September 22, 2003

We will keep providing to the Commission, on a timely basis, all information required by Rule 12g3-2(b).

If you have any question, please do not hesitate to contact International Finance Group of LG Electronics at (822) 3777-3449.

Sincerely yours,

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

K.O. Kim

K.O. Kim
Senior Manager
International Finance Group

dlw 10/2

August 2003 Results Report

I. Results	Revenue	Versus Aug 2002	Versus July 2003
Total	1,554	+25.7%	-4.0%
Appliance Division	365	+16.0%	-8.5%
Display & Media Division	554	+26.2%	+2.3%
Telecom & Handset Division	620	+34.1%	-3.7%

II. Handset Sales			
Total	261	+75.9%	+5.1%
Domestic	19	-51.3%	-9.3%
CDMA Export	192	+122.2%	+6.6%
GSM Export	50	+112.3%	+5.7%

(Billions of KRW; Thousands of Units)

* 2002 numbers are calculated on the same basis as 2003 numbers for a meaningful comparison

※ These figures are unaudited and are subject to change.

III. Description

Appliances

- Despite the slow domestic market, sales were up 16% on a year-on-year basis owing to strong exports in washing machines, and vacuum cleaners.

Display & Media

- Sales increased 26% on a year-on-year basis due to strong exports in Optical Storage, TV, and PDP.
- Sales of Optical Storage went up 48% on a year-on-year basis because of rapid growth in DVD writer sales.

Telecom Equipment & Handsets

- Strong exports led to increased sales in spite of weak domestic market due to delay in market launch of new models.
- Strong CDMA sales continued in India and to Verizon.
- GSM export level reached 500,000 units monthly due to demand increase in Russia and initiation of sales to Vodafone